

October 13, 2016

Piotr Sibov
Chief Executive Officer
Kaskad Corp.
Dimitar Petkov 119, ent. B, fl. 3, ap. 92
Sofia, 1309 Bulgaria

> **Re: Kaskad Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 28, 2016**
> **File No. 333-212891**

Dear Mr. Sibov:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 27, 2016 letter.

General

1. Please revise your registration statement cover page to provide the name, address and telephone number for your agent for service. Refer to Form S-1. In that regard, we note that you removed such information in this amendment.

Exhibit 99.1

2. Please remove from the form of subscription agreement the representation that an investor "agrees and acknowledges that it has read" all the information contained in the prospectus. Such representations are inappropriate.

You may contact Abe Friedman at (202) 551-8298 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3584 with any other questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Anthony Paesano
        Paesano Akkashian Apkarian